OMB APPROVAL
OMB Number: 3235-0123
Expires: August 31, 2020
Estimated average burden
hours per response . . .12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT

FORM X-17A-5
PART III

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

SEC FILE
NUMBER
8-39031

REPORT FOR THE PERIOD BEGINNING ___01/01/19___ AND ENDING ___12/31/19___
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Middlegate Securities Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8 West 40th Street, 4th Floor
                          (d Street)

New York   NY   10018-3805
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Spindel   (212) 897-1688
                                                    (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mazars USA LLP
(Name - if individual, state last, first, middle name)

135 West 50th Street   New York   NY   10020
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-
5(e)(2). SEC 1410 (3-91)

Middlegate Securities Ltd.

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x]   Report of Independent Registered Public Accounting Firm.

[x]   Facing Page.

[x]   Statement of Financial Condition.

[ ]   Statement of Operations.

[ ]   Statement of Changes in Stockholders' Equity.

[ ]   Statement of Cash Flows.

[ ]   Statement of Changes in Subordinated Loans Payable (not applicable).

[ ]   Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.

[ ]   Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

[ ]   Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).

[ ]   A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).

[ ]   A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).

[x]   An Affirmation.

[ ]   A copy of the SIPC Supplemental Report.

[ ]   Independent Accountants' Report on Statement of Exemption from Rule 15c3-3

[ ]   Statement of Exemption from Rule 15c3-3

**   *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MIDDLEGATE SECURITIES LTD.
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

AFFIRMATION

I, Steven Ostrofsky, affirm that, to the best of my knowledge and belief, the accompanying

statement of financial condition pertaining to Middlegate Securities Ltd. for the year ended

December 31, 2019, is true and correct. I further affirm that neither the Company nor any

officer or director has any proprietary interest in any account classified solely as that of a

customer.


_____
Signature

President _____
Title

_____
Notary Public





Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Middlegate Securities Ltd.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Middlegate Securities Ltd., (the "Company"), as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company, as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Mazars USA LLP

We have served as the Company's auditor since 2014.

New York, NY
March 2, 2020

MAZARS USA LLP
135 WEST 50TH STREET – NEW YORK, NEW YORK – 10020
TEL: 212.812.7000 – FAX: 212.375.6888 – WWW.MAZARSUSA.COM

MAZARS USA LLP IS AN INDEPENDENT MEMBER FIRM OF MAZARS GROUP.



MIDDLEGATE SECURITIES LTD.

Statement of Financial Condition
December 31, 2019

ASSETS

Cash	$	678,407
Securities owned, at fair value		12,153,027
Receivable from clearing brokers, net		6,362,992
Right-of-use asset		2,262,766
Interest receivable		82,987
Prepaid expenses and other assets		121,830
Due from stockholders, net		7,749,854
Furniture, equipment and leasehold improvements less accumulated depreciation and amortization of $978,747		83,821
Restricted collateral deposit		64,320
Total Assets	$	29,560,004

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Securities sold short, at fair value	$	9,706,683
Accrued expenses payable		2,877,340
Subordinated loans payable		2,500,000
Lease liabilities		2,845,944
Interest payable		326,493
Income tax payable		57,270
Total Liabilities		18,313,730

Stockholders' Equity

Common stock, no par value, 200 shares authorized 100 shares issued and outstanding		400,000
Retained earnings		10,846,274
Total Stockholders' Equity		11,246,274
Total Liabilities and Stockholders' Equity	$	29,560,004

The accompanying notes are an integral part of this financial statement.

MIDDLEGATE SECURITIES LTD.

Notes to Financial Statement
Year Ended December 31, 2019

---

1. ORGANIZATION AND NATURE OF BUSINESS

Middlegate Securities Ltd. (the "Company"), a New York State "S" Corporation, is a broker-dealer registered with the U.S. Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company clears all of its customer transactions through two clearing broker-dealers on a fully disclosed basis and buys and sells primarily corporate securities and municipal bonds. The Company also engages in firm commitment underwriting syndicates primarily in municipal securities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition - The revenue recognition guidance of ASC Topic 606, *Revenue from Contracts with Customers* requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commission income from customers' securities transactions and related expenses are recorded on a trade date basis. The Company has determined that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument/counterparties are identified, the pricing is agreed upon and the risks and rewards of ownership have transferred to/from the customer.

Profit and loss arising from securities transactions entered into for the account of the Company are recorded on the trade date and are included as revenue from principal transactions or as syndicate income, respectively. Realized and unrealized gains and losses resulting from valuing marketable securities at fair value are also included in the calculation of revenue from principal transactions. There were no open contractual commitments from underwriting syndicates at December 31, 2019.

MIDDLEGATE SECURITIES LTD.

Notes to Financial Statement
Year Ended December 31, 2019

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Securities – The Company's securities owned and securities sold short are stated at fair value (See Note 5).

Depreciation and Amortization - Depreciation on furniture and equipment is computed using the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized over the remaining term of the lease.

Income Taxes - The provision for income taxes is based on income and expenses reported in the financial statements. The Company has elected to be treated as an "S" Corporation under Federal and New York State income tax law. Accordingly, no provision has been made for Federal income tax because Federal income taxes are imposed on the stockholders based on their respective allocation of net income. New York State special franchise and surcharge taxes and New York City corporation tax are provided for in the financial statements.

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with U.S. GAAP. Under that guidance, the Company assesses the likelihood, based on their technical merits, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change.

3. OFF-BALANCE-SHEET RISK AND CONCENTRATIONS

Pursuant to its clearing agreements, the Company introduces all of its securities transactions to each clearing broker on a fully disclosed basis. The Company has agreed to indemnify each clearing broker for losses, if any, from carrying securities transactions introduced by the Company. In accordance with industry practices and regulatory requirements, the Company and the clearing firms monitor collateral on the customer accounts on a daily basis. The Company's securities are held by its clearing brokers and in the case of one of its clearing brokers, serves as collateral for its margin balance and short position (See Note 4).

MIDDLEGATE SECURITIES LTD.

Notes to Financial Statement
Year Ended December 31, 2019

---

3. OFF-BALANCE-SHEET RISK AND CONCENTRATIONS (continued)

In the normal course of business, substantially all of the Company's securities transactions, money balances, and security positions are transacted with the Company's clearing brokers. The Company is subject to credit risk to the extent any broker with which it conducts business is unable to fulfill contractual obligations on its behalf. The Company's management monitors the financial condition of such brokers and does not anticipate any losses from these counterparties.

The Company is subject to certain inherent risks arising from selling securities short. The ultimate cost to the Company to acquire these securities may exceed the liability reflected in these financial statements.

Due from stockholders includes significant concentrations (See Note 6).

At various times throughout the year ended December 31, 2019, the Company maintained cash balances or securities positions with major financial institutions.

The Company does not consider itself to be at risk with respect to any of its concentrations.

4. DUE FROM CLEARING BROKERS

The Company has an agreement with National Financial Services, LLC ("NFS"), a Fidelity Investments company, to act as the Company's clearing broker. The net amount due from the clearing broker consists of the balances in the Company's various trading accounts maintained by NFS. Included in the receivable balance at December 31, 2019, is a deposit of $100,000 required by NFS for operating the accounts.

The Company also has an agreement with Wedbush Securities Inc. to clear its securities transactions. There is a net balance due from the clearing broker. The balance includes a clearing deposit in the amount of $200,000.

5. FAIR VALUE MEASUREMENTS

U.S. GAAP defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

MIDDLEGATE SECURITIES LTD.

Notes to Financial Statement
Year Ended December 31, 2019

---

5. FAIR VALUE MEASUREMENTS (continued)

- Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

- Level 2 – Significant other observable inputs, which may include, but are not limited to, quoted prices for similar assets or liabilities in markets that are active, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates) or other market corroborated inputs.

- Level 3 - Unobservable inputs for the asset or liability that rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The following table presents the Company's fair value hierarchy for the investments measured at fair value as of December 31, 2019:

Securities owned, at fair value	Level 1		Level 2	Level 3		Total
Corporate stock	$ -	$	86	$ -	$	86
Municipal bonds	-		12,003,341	-		12,003,341
Corporate bonds	-		38,500	-		38,500
Investment in private company	-		-	111,100		111,100
Total	$ -	$	12,041,927	$ 111,100	$	12,153,027

Securities sold short, at fair value	Level 1		Level 2	Level 3		Total
Corporate stock	$ -	$	(3)	$ -	$	(3)
U.S. Government bonds	(9,706,680)		-	-		(9,706,680)
Total	$ (9,706,680)	$	(3)	$ -	$	(9,706,683)

MIDDLEGATE SECURITIES LTD.

Notes to Financial Statement
Year Ended December 31, 2019

5. FAIR VALUE MEASUREMENTS (continued)

The fair value of Level 2 municipal and corporate bonds is estimated using recently executed transactions or data of comparable issuers, market price quotations (when observable), or bond spreads obtained from independent external parties, such as vendors and brokers, adjusted for any basis difference. Municipal and corporate bonds are generally categorized in Level 2 of the fair value hierarchy; in instances when prices, spreads, or any of the aforementioned key inputs are unobservable, they are categorized in Level 3 of the fair value hierarchy. The Level 3 investment in private company is valued at a price which takes into account the fact that it is highly illiquid.

Investment in private company is valued using a model based on the most recent valuation included in a round of financing related to a holding of the investee company. This model indicates that the cost of the investment approximates fair value. The President of the Company is also the Managing Member of the investee company, and stockholders of the Company directly invest in this investment.

The following table summarizes changes in fair value of the Company's Level 3 assets for the year ended December 31, 2019. The Company recognizes all transfers between levels at the beginning of the reporting period.

	Investment in Private Company
Balance-December 31, 2018	$ 111,100
Balance-December 31, 2019	$ 111,100

The following summarizes the quantitative information about Level 3 fair value measurements as of December 31, 2019. Certain assets that are categorized within Level 3 are not disclosed below because the Company does not develop quantitative unobservable inputs when measuring the fair value of these assets.

Level 3 Investments	Fair Value	Valuation Technique	Unobservable Input	Input Values
Investment in private company	$ 111,100	Utilization of recent funding	Built into most recent funding	Valuation of significant investment of investee
Total Level 3 Investments	$ 111,100			

There were no transfers between Level 2 and 3 investments.

MIDDLEGATE SECURITIES LTD.

Notes to Financial Statement
Year Ended December 31, 2019

---

6. RELATED PARTY TRANSACTIONS

Due from stockholders – Amounts due from stockholders of $7,749,854 as of December 31, 2019, bear interest based on the Short Term Applicable Federal Rate and have no definitive due date. For the year ended December 31, 2019, the effective annual interest rate used was 2.76%. For the year ended December 31, 2019, the Company forgave loans to shareholders in the amount of $632,678 as well as interest of $74,233, which had been accruing.

Sublease arrangement - See Note 8.

Subordinated loans and loans payable - See Note 12.

7. RETIREMENT PLAN

The Company maintains a deferred compensation plan for eligible employees. The Company may, at its discretion contribute up to 25% of eligible compensation. The Company elected to make contributions of $315,266 to the plan for the year ended December 31, 2019.

8. COMMITMENTS AND CONTINGENCIES

Leases – The Company has a lease on its New York City office space (amended in May 2014), which expires on May 31, 2024. In accordance with the original lease terms, the Company provided the lessor with a letter of credit in the amount of $60,000 to secure its obligations under the lease. The letter of credit is collateralized by a certificate of deposit of approximately the same amount.

The Company subleases a part of its office space under a sublease agreement expiring on May 30, 2024. The sublessee is required to pay the Company 25% of fixed rent, its proportionate share of real estate taxes and miscellaneous expenses which may be due to the landlord. In addition, the Company subleases a portion of the premises to affiliates on an informal month-to-month basis.

Effective January 1, 2019, the Company adopted ASC Topic 842, Leases ("ASC 842"). The new guidance increases the transparency and comparability by requiring the recognition of right-of-use assets and lease liabilities on the statement of financial condition.

Under the effective date transition method selected by the Company, operating leases existing at, or entered into, after January 1, 2019 were required to be recognized and measured. Lease liabilities are recognized at the present value of the fixed lease payments using the prime rate. Right-of-use assets are recognized based on the initial present value of the fixed lease payments.

MIDDLEGATE SECURITIES LTD.

8. COMMITMENTS AND CONTINGENCIES (continued)

In accordance with the guidance, the Company has an increase on the statement of financial condition as of December 31, 2019 for the right-of-use asset of $2,262,766, and a corresponding lease liability of $2,845,944. The present value of the existing lease was determined by using the incremental collateralized borrowing rate at January 1, 2019 of 5.5%.

Minimum annual rental commitments under non-cancelable leases are as follows at December 31, 2019:

Year ending December 31,		Amount		Sublease Income		Net Lease Commitments
2020	$	701,691	$	175,423	$	526,268
2021		717,479		179,370		538,109
2022		733,623		183,406		550,217
2023		750,129		187,532		562,597
2024		315,446		78,862		236,584
	$	3,218,368	$	804,593	$	2,413,775
Less: imputed interest		372,424				
	$	2,845,944	$	804,593	$	2,413,775

Litigation - The Company is a defendant to various legal proceedings arising from the normal course of business. In the opinion of management, based on the advice of legal counsel, there are no proceedings pending, or to the knowledge of management, threatened, which in the event of an adverse decision would result in a material adverse impact in the financial condition or results of operations of the Company.

Employment agreements – The Company maintains employment agreements with two employees, which expired on September 29, 2019, and were automatically extended for one year. The Company agrees to pay base salary and advances on income earned and an incentive bonus based on net income earned.

MIDDLEGATE SECURITIES LTD.

8. COMMITMENTS AND CONTINGENCIES (continued)

Regulation – In the ordinary course of its business, the Company is subject to various complex regulations and examinations and scrutiny from regulatory authorities. In the opinion of management, none of these factors are expected to have a material adverse effect on the Company.

9. CURRENT AND DEFERRED TAXES

The income tax provision as of December 31, 2019 is summarized as follows:

Current - State and local	$	62,866
Deferred - local		-
Total provision for income taxes	$	62,866

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The deferred tax assets amount to $228,641, and are related to unused excess charitable contributions. The valuation allowance increased by $29,219. These deferred tax assets are fully reserved for.

10. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements consist of the following:

Furniture and equipment	$	736,489
Leasehold improvements		326,079
		1,062,568
Less: Accumulated depreciation and amortization		978,747
	$	83,821

MIDDLEGATE SECURITIES LTD.

Notes to Financial Statements
December 31, 2019

---

11. REGULATORY REQUIREMENTS

The Company is subject to Securities and Exchange Commission Rule 15c3-1 under which it is required to maintain minimum net capital of at least $250,000, pursuant to the Alternative Standard of that rule. At December 31, 2019, the Company's net capital of approximately $4,380,000 exceeded minimum requirements by approximately $4,130,000.

All customer transactions are cleared through other broker-dealers on a fully disclosed basis. Therefore, in accordance with paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission, the Company is not required to maintain a separate bank account for the exclusive benefit of customers nor to segregate securities.

12. SUBORDINATED LOANS PAYABLE

The Company has subordinated loan agreements with two of its stockholders and two of its affiliates with amounts totaling $2,000,000 and $500,000, respectively. These loans expire from May 2020 through June 2021 and contain a rollover provision. Interest of 8% per annum is paid yearly.

13. SUBSEQUENT EVENTS

Subsequent events have been evaluated through the date these financial statements were issued. During this period there were no material subsequent events requiring disclosure.